SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013
_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)
_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Further to its Current Report on Form 6-K dated November 13, 2013, the Registrant announces the following results of its Extraordinary General Meeting of Shareholders which was held on December 19, 2013 at 11:00 a.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the Company’s Executive Compensation Policy for directors and officers.

In respect of Proposal 2 – The required majority of shareholders who participated in the meeting voted in favor of an increase in the salary of Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, as described in the proxy statement provided to shareholders.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted in favor of authorizing the Board of Directors to approve the possible payment of bonuses in the future to Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, to be paid only if the conditions set forth in the Company’s Executive Compensation Policy are met, all as described in the proxy statement provided to shareholders.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of options to Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, as described in the proxy statement provided to shareholders.

In respect of Proposal 5 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of options to Dr. B.J. Bormann, a member of the Board of Directors, as described in the proxy statement provided to shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: December 19, 2013